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                    SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.  20549


                             SCHEDULE 13D


               Under the Securities Exchange Act of 1934

                             AMENDMENT NO.  1


                              CONSECO, INC.
                            (Name of Issuer)


                              Common Stock
                      (Title of Class of Securities)


                                 208464107
                               (CUSIP Number)

                              Stephen C. Hilbert
                         11825 N. Pennsylvania Street
                             Carmel, Indiana 46032
                                (317) 817-6100

               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 August 25, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box: [   ]

Check the following box if a fee is being paid with this statement:  [   ]

   This filing contains 5 pages. The Exhibit Index appears on page N/A .

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     CUSIP No. . . . . . . . . . . . . . . . . . . . . . . . . . . . .208464107
                                                                     ----------
  1. NAME OF REPORTING PERSON . . . . . . . . . . . . . . .  Stephen C. Hilbert
                                                             ------------------
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON . . . . . .  Not  given
                                                                      ---------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ] (b) [ ]

  3. SEC USE ONLY

  4. SOURCE OF FUNDS . . . . . . . . . . . . . . . . . . . . . . . . . .    N/A
                                                                            ---
  5. CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [ ]
  6. CITIZENSHIP OR PLACE OF ORGANIZATION  . . . . . . . .United States Citizen

Number of     7. SOLE VOTING POWER . . . . . . . . . . . . . . . . .  1,298,930
Shares                                                                ---------
Beneficially  8. SHARED  VOTING  POWER  . . . . . . . . . . . . . .     - 0 -
Owned By Each                                                          --------
Reporting     9. SOLE DISPOSITIVE POWER . . . . . . . . . . . . . .  1,298,930
Person With                                                          ----------
             10. SHARED DISPOSITIVE POWER . . . . . . . . . . . . .     - 0 -
                                                                       --------
11. AGGREGATE AMOUNT  BENEFICIALLY OWNED BY EACH REPORTING PERSON     1,298,930
                                                                      ---------
12. CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES SHARES
    [ ]
13. PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN ROW (11)  6.2%
                                                              ---

14. TYPE OF REPORTING PERSON . . . . . . . . . . . . . . . . . . . . .       IN
                                                                             --


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Item 1.           Security and Issuer

         This statement relates to the Common Stock, no par value per share (the "Common Stock"), of Conseco, Inc., an Indiana corporation ("Conseco"). Conseco's principal executive office is located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032.

Item 2.           Identity and Background

         Not amended. See the statement on Schedule 13D previously filed.

Item 3.           Source and Amount of Funds or Other Consideration

         The acquisition which is the subject of this Schedule 13D is the beneficial ownership of 246,000 shares of Common Stock that Mr. Hilbert will have the right to acquire on or after August 25, 1995 for $48.25 per share under the terms of a stock option granted to him in August 1995. Such acquisition increased the number of shares of Common Stock beneficially owned by Mr. Hilbert to 1,298,930 shares, or 6.2% of the shares of Common Stock deemed to be outstanding under Rule 13d-3(d) of the Securities and Exchange Commission. Shares previously acquired were acquired with personal funds. Mr. Hilbert also acquired shares in August 1995 which purchases have not previously been reported on
         Schedule 13D. He purchased 3,600 shares on August 17, 1995 for $47.75 per share, and on August 18, 1995 Mr. Hilbert purchased 500 shares for $47.875 per share and 15,900 shares for $48.00 per share.

Item 4.           Purpose of Transaction

         Not amended. See the statement on Schedule 13D previously filed.

Item 5.           Interest in Securities of the Issuer

         Set forth below is information concerning the Common Stock beneficially owned by Mr. Hilbert on the date hereof.

         (a) 1,298,930 shares, which number includes 651,625 shares of Common Stock which may be acquired by Mr. Hilbert within 60 days upon exercise of stock options. Such amount is 6.2% of the outstanding Common Stock of Conseco.
         (b) Mr. Hilbert has the sole power to vote or to direct the vote of all of the shares disclosed in (a) and the sole power to dispose or to direct the disposition of such shares. Shares beneficially owned which are subject to options do not have voting rights prior to exercise of such options.
         (c) Mr. Hilbert has not engaged in any transactions concerning the Common Stock during the past 60 days other than as disclosed in Item 3 above.




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Item 6.           Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer

         See the statement on Schedule 13D previously filed.

         The shares of Common Stock beneficially owned by Mr. Hilbert include 651,625 shares which may be acquired within 60 days upon exercise of stock options. Under those stock options, Mr. Hilbert has the right to acquire (i) 400,000 shares of Common Stock at a price of $6.25 per share, (ii) 5,625 shares of Common Stock at a price of $53.25 per share and (iii) 246,000 shares of Common Stock at a price of $48.25 per share. Mr. Hilbert also holds options not exercisable within 60 days to acquire 1,670,375 shares of Common Stock. All such options were granted under the Conseco Stock Option Plan, as amended, and the Conseco 1994 Stock and Incentive Plan.

Item 7.           Material to Be Filed as Exhibits

         Not amended. See the statement on Schedule 13D previously filed.



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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 26, 1995.


                                                  /S/Stephen C. Hilbert
                                                  ---------------------
                                                  Stephen C. Hilbert